Exhibit 99.273

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

NEXTECH AR ANNOUNCES $10 MILLION BOUGHT-DEAL PUBLIC OFFERING OF UNITS

VANCOUVER, BC – February 18, 2021 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE:N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events, is pleased to announce that it has entered into an agreement with Mackie Research Capital Corporation as the sole underwriter and sole bookrunner (the “Underwriter”), pursuant to which the Underwriter has agreed to purchase, on a bought-deal basis, 2,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit for gross proceeds to the Company of $10,000,000 (the “Offering”).

Each Unit shall be comprised of one common share of the Company (each a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $6.00 at any time up to 24 months from closing of the Offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Neo Exchange Inc. (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The Company has granted the Underwriter an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the Offering, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The closing of the Offering is expected to occur on or about March 11, 2021 (the “Closing”), or such later or earlier date as the Underwriter and the Company may agree upon, and is subject to the Company receiving all necessary regulatory and stock exchange approvals, including the approval to list the Common Shares (including the Common Shares issuable upon exercise of the Warrants and compensation options) thereon.

The Units will be offered by way of a short form prospectus to be filed in all provinces of Canada (except Quebec) pursuant to National Instrument 44 -101 – Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to- end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios : The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter , YouTube , Instagram , LinkedIn , and Facebook , or visit our website: https://www.Nextechar.com .

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward- looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward -looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

Evan Gappelberg

Chief Executive Officer

info@nextechar.com